U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Facsimile: (202) 772-9198
Attention: Suzanne Hayes
Chris Edwards

VIA EDGAR

Re:	Abeona Therapeutics Inc. (the “Company”) Registration Statement on Form S-1 Filed on February 21, 2012 File No. 333-179603

Dear Ms. Hayes:

Effective immediately, the undersigned hereby withdraws the amended Registration Statement on Form S-1.

Should you have any questions regarding this withdrawal, please do not hesitate to contact Jack Concannon of Morgan Lewis & Bockius LLP, counsel to the Company, at (617) 951-8874.

Very truly yours,

/s/ Stephen B. Thompson

Stephen B. Thompson

Sr. Vice President Finance and Administration

Chief Accounting Officer

3333 Lee Parkway, Suite 600, Dallas, Texas 75219

Tel (214) 665-9495 • Fax (214) 905-5101 • www.abeonatherapeutics.com